UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FairPoint Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

305560302

(CUSIP Number)

May 2, 2012

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maglan Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,442,552
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,442,552
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,552
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[1]
12.	TYPE OF REPORTING PERSON IA-PN

[1]

The percentages reported in this Schedule 13G with respect to Maglan Capital LP are based upon 26,200,902 shares of Common Stock outstanding according to the Form 10-Q filed by the issuer on May 3, 2012.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maglan Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,442,552
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,442,552
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,552
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12.	TYPE OF REPORTING PERSON OO

[2]

The percentages reported in this Schedule 13G with respect to Maglan Capital GP LLC are based upon 26,200,902 shares of Common Stock outstanding according to the Form 10-Q filed by the issuer on May 3, 2012.

Item 1	(a)	Name of Issuer

FairPoint Communications, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202

Item 2	(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Maglan Capital LP (“Maglan LP”), and Maglan Capital GP LLC (“Maglan LLC”), collectively known as the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by (i) Maglan Distressed Master Fund LP (the “Fund”) and (ii) certain managed accounts (the “Managed Accounts”) for the benefit, directly or indirectly, of members of Maglan LLC.

Maglan LP is the Investment Manager to the Fund and the Managed Accounts. Maglan LLC is the General Partner of Maglan LP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2	(b)	Address of Principal Business Office

The address of the principal business office of each of the Reporting Persons is Maglan Capital LP, 25 West 39th Street, 16th Floor, New York, New York 10018.

Item 2	(c)	Citizenship

Maglan LP is organized as a limited partnership under the laws of the State of Delaware. Maglan LLC is organized as a limited liability company under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities

Common Stock, $0.01 par value (the “Common Stock”)

Item 2	(e)	CUSIP Number

305560302

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4	Ownership

	A.	Maglan LP

		(a)	Maglan LP may be deemed to beneficially own 1,442,552 shares of Common Stock.

		(b)	The number of shares Maglan LP may be deemed to beneficially own constitutes approximately 5.5% of the Common Stock outstanding.

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote:

0

			(ii)	shared power to vote or to direct the vote:

1,442,552

			(iii)	sole power to dispose or to direct the disposition of:

0

			(iv)	shared power to dispose or to direct the disposition of:

1,442,552

	B.	Maglan LLC

		(a)	Maglan LLC may be deemed to beneficially own 1,442,552 shares of Common Stock.

		(b)	The number of shares Maglan LLC may be deemed to beneficially own constitutes approximately 5.5% of the Common Stock outstanding.

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote:

0

			(ii)	shared power to vote or to direct the vote:

1,442,552

			(iii)	sole power to dispose or to direct the disposition of:

0

			(iv)	shared power to dispose or to direct the disposition of:

1,442,552

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of May, 2012.

MAGLAN CAPITAL LP		MAGLAN CAPITAL GP LLC

By:	/s/ Steven Azarbad	By:	/s/ Steven Azarbad
Name:	Steven Azarbad	Name:	Steven Azarbad
Title:	Managing Member of the GP	Title:	Managing Member